

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 28, 2010

Mr. Alan L. Schwartz
Chief Financial Officer
Imaging Diagnostic Systems, Inc.
5307 NW 35th Court
Fort Lauderdale, FL 33309

RE: **Imaging Diagnostic Systems, Inc.**
Form 10-K for the fiscal year ended June 30, 2009
Filed October 13, 2009
File No. 000-26028

Dear Mr. Schwartz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief